Thomas J. Ryan CPA, PC
A Professional Accountancy Corporation
33-47 60th Street
Woodside, NY 11377
(718) 205-1030

Report of Independent Registered Public Accounting Firm

To the Members of
Empire State Financial, Inc.
20 W. Park Avenue, Suite 207
Long Beach, NY 11561

We have audited the accompanying statement of financial condition of Empire State Financial, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Empire State Financial, Inc. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.



Thomas J. Ryan CPA PC